SUB-ITEM 77M:  Mergers

Pursuant to the Securities Act of 1933,
as amended, and the General Rules and Regulations thereunder, a Registration Statement on Form N-14, SEC File No. 333-130647, was filed on
January 24, 2006. This filing relates to an Agreement and Plan of Reorganization whereby
Federated Mid-Cap Index Fund (Surviving Fund), a portfolio of Federated Index Trust, acquired all of the assets of The Mason
Street Index 400 Stock Fund (Acquired Fund), a portfolio of Mason Street Funds, Inc., in exchange for shares of the Surviving Fund. Shares of the Surviving Fund were distributed on a pro rata basis to the shareholders of the Acquired
Fund in complete liquidation and termination of the Acquired Fund. As a result, effective
March 24, 2006,  each shareholder of the Acquired
Fund became the owner of Surviving Fund
shares having a total net asset value equal to the total net asset value of his or her holdings in the Acquired Fund.
The Agreement and Plan of Reorganization providing for the transfer of the assets of the Acquired Fund to the Surviving Fund was approved by the Board of Trustees at their Special
Meeting held on March 15, 2006, and was also approved by Acquired Fund shareholders at a Regular Meeting held on March 24, 2006.
The Agreement and Plan of Reorganization for this merger is hereby incorporated by reference from the definitive Prospectus/Proxy Statement filed with the SEC on February 3, 2006.